CLIFTON STAR RESOURCES, INC.: NI-43-101 MINERAL RESOURCE ON BEATTIE-DONCHESTER AT 2,081,209 OZ AU WITH ONE GRAM CUT-OFF

Clifton Star Resources, Inc. has received an updated NI-101-compliant report from Peter Bevan, PEng, on the Beattie and Donchester properties in Duparquet township, Quebec, which has incorporated drilling results up to May 31, 2009.

For open-pit potential using one-gram cut-off:

Beattie (North, RW and South zones)

119,569 tonnes at 3.78 grams per tonne Au (measured)

2,696,841 tonnes at 3.21 g/t Au (indicated)

6,347,090 tonnes at 3.36 g/t Au (inferred)

Total: 30,421,007 g Au or 978,073 ounces Au

Donchester (North and South zones)

323,397 tonnes at 5.08 g/t Au (indicated)

11,705,304 tonnes at 2.79 g/t Au (inferred)

Total tonnes: 18,192,201 averaging 3.56 g/t Au

Total: 34,310,803 g Au or 1,103,136 ounces Au

Combined total: 64,731,840 g Au or 2,081,209 ounces Au

For underground potential using 2.4 g cut-off:

Beattie

124,254 tonnes at 3.78 g/t Au (measured)

1,482,541 tonnes at 4.47 g/t Au (indicated)

2,091,159 tonnes at 4.26 g/t Au (inferred)

Total: 16,358,148 g Au

Donchester

180,470 tonnes at 5.35 g/t Au (indicated)

3,050,521 tonnes at 4.37 g/t Au (inferred)

Total: 14,309,759 g Au

Total tonnes: 6,928,945 averaging 4.37 g/t

Combined total: 30,667,907 g or approximately one million ounces

The North zone has been extended by drilling to a strike length of 2,600 metres and a vertical depth of approximately 325 metres. Mapping and trenching have extended this zone to date an additional 400 metres.

The South zone has been extended by drilling to a strike length of 2,600 metres and a vertical depth of 240 metres. To-date, mapping and trenching have extended this zone an additional 1,000 metres.

The RW zone has been extended by drilling to a strike length of 1,400 metres and a vertical depth of 240 metres. This zone is currently being extended by stripping and channel sampling.

All zones remain open at length and depth.

Scott-Wilson-Roscoe-Postle Associates has been using the Gemcom Whittle software program to determine open-pit potential for the properties and in doing so is using lower cut-off grades. In a subsequent news release all values associated with the extended core analysis being used by Scott-Wilson will be released. Although delays have occurred in the development of the model, the company is optimistic that its NI 43-101 report will be available before too long.

After a program of stripping and channel sampling, drill targets are being realized for the Dumico property. Drilling is also being planned for the Central Duparquet property which has a historical estimate of 574,000 tonnes averaging 5.10 grams per tonne Au (Geospex Ltd., 1990).

The company has been informed by the optionors of the Beattie-Donchester-Dumico gold properties that while they and the company are renegotiating the terms for new agreements, the company has been granted an extention of the existing conditions. Payments are now deferred to June 1, 2010, and June 1, 2011, in order to earn a 100-per-cent interest in the former gold producers.

The company is pleased to announce that it has been granted the right to ship up to 100,000 tons of tailings and material from auxiliary dump sites to the smelter. Metallurgical studies are currently under way at Queen's University and various smelters in the area. All proceeds will accrue to the company. The major tailings field is currently under re-examination and analysis by Genivar and an NI 43-101-compliant report now is due by month-end.

Under direction of Roscoe-Postle overseeing the QAIQC program, the company's geological team has been following its protocols since February, 2009. Cores are sawed in half in a secure location with one-half of the cores being bagged and sent to either ALS Chemex Chimitec at Val d'Or, Que., or Technilabs of RouynNoranda, Que. Samples are delivered on a daily basis directly to the labs by authorized company or lab personnel. The samples are assayed using fire assay with either AA or gravimetric finish (50 grams). Any assays over 3.0 g/t Au are assayed using gravimetric finish. At least 5 per cent of the pulps and 5 per cent of the rejects are sent as check samples to another lab. At least 10 per cent of the samples are blanks or certified reference standards. Approximately 2 per cent of the samples are being quartered and sent as check samples. By doing the above the company is assured of good quality sampling and assay results in keeping with regulatory reporting requirements.

Fred Archibald, PGeo, OGQ vice-president of exploration, has been instrumental in contributing to this news release, has reviewed it and is deemed to be a qualified person.

The company wishes to grant a total of 450,000 stock options to a director and officer and a consultant at a price of $2.30 for a period of two years beginning on Sept. 4, 2009.

We seek Safe Harbor.